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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                    -----------------------------------------

                                    FORM 6-K

           Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         FOR THE MONTH OF NOVEMBER 2001

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                        COMMISSION FILE NUMBER 000-30744

                             [LOGO OF 360networks]

                                360NETWORKS INC.
                           (Exact name of registrant)

                         1500-1066 WEST HASTINGS STREET,
                          VANCOUVER, BRITISH COLUMBIA,
                                 CANADA V6E 3X1
                    (Address of principal executive offices)

                                  604 681 1994
                         (Registrant's telephone number)

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Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F. FORM 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| NO |X|

This Form 6-K Report of Foreign Issuer is incorporated by reference into the Registration Statement on Form S-8 of 360networks inc. (Registration No. 333-39774) and the Registration Statement on Form F-3 of 360networks inc. (Registration No. 333-54174).

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INDEX

        NEWS RELEASE ISSUED NOVEMBER 30, 2001

        The Company announced its financial results for the periods ended September 30, 2001.

BASIS OF PRESENTATION

As used in this report, unless the context otherwise indicates, the terms "we," "us," "our" and similar terms, as well as references to "360networks" or the "Company", means 360networks inc.

FORWARD-LOOKING INFORMATION

This document contains forward-looking statements that involve a number of risks and uncertainties. A forward-looking statement is usually identified by our use of certain terminology, including "believes," "expects," "may," "will," "should," "seeks," "pro forma," "anticipates" or "intends" or by discussions of strategy or intentions.

This document contains information about management's view of 360networks' future expectations, plans and prospects that constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, the doubt as to 360networks' ability as a going concern, risks associated with efforts to restructure the obligations of 360networks, risks associated with proceedings commenced by 360networks and its subsidiaries under the Companies' Creditors Arrangement Act in Canada and the United States Bankruptcy Code, competitive developments, risks associated with 360networks' growth, regulatory risks, and other factors.

In addition, forward-looking statements depend upon assumptions, estimates and dates that may not be correct or precise and involve known and unknown risks, uncertainties and other factors. Accordingly, a forward-looking statement in this document is not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, you are warned not to rely on the forward-looking statements. Neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. Except for ongoing obligations under securities laws to disclose all material information to investors, we are not undertaking any obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in factors affecting such forward-looking statements, or to publicly announce the results of any changes to our forward-looking statements due to future events or developments.
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NEWS RELEASE -- NOVEMBER 30, 2001

All figures in U.S. dollars

Prepared in accordance with U.S. generally accepted accounting principles (U.S.
GAAP)

           360NETWORKS ANNOUNCES THIRD QUARTER 2001 FINANCIAL RESULTS

Vancouver - 360networks, a fiber optic network services provider that is restructuring under creditor protection in Canada and the United States, today announced its financial results for the periods ended September 30, 2001.

Revenue for the first nine months of 2001 was $48 million, compared with $353 million for the same period in 2000. Revenue for the three months ended September 30, 2001 was $31 million, compared with $119 million for the same period in 2000.

The decrease in revenue is a result of the renegotiation of existing contracts in the second quarter of 2001, the continued downturn in the sector and customers' reluctance to make purchase commitments during the company's restructuring process.

Gross loss was $168 million for the first nine months of 2001, compared with a gross profit of $138 million for the same period in 2000. Gross loss was $14 million for the third quarter of 2001, compared with a gross profit of $51 million in the third quarter of 2000.

Selling, general and administrative expenses were $129 million for the first nine months of 2001, compared with $56 million for the same period in 2000. The increase is due primarily to the addition of sales, product and network services personnel in late 2000 and early 2001 as the company's business shifted from constructing networks and selling dark fiber to providing network and other services. Sales, general and administrative expenses were $17 million for the third quarter of 2001, compared with $20 million for the same period in 2000.

Earnings before interest, taxes, depreciation, amortization, stock-based compensation and minority interest (EBITDA) was a loss of $464 million for the first nine months of 2001, compared with a gain of $82 million for the same period in 2000. EBITDA for the third quarter of 2001 was a loss of $35 million, compared with a gain of $31 million in the third quarter of 2000.

Net loss was $5.3 billion ($6.50 per share) for the first nine months of 2001, compared with $200 million ($0.34 per share) for the same period in 2000. The higher loss in 2001 is due primarily to an asset impairment provision, lower sales, the renegotiation of revenue contracts, bad debt allowances and reorganization costs. Net loss was $164 million ($0.22 per share) for the third quarter of 2001, compared with $51 million ($0.06 per share) in the third quarter of 2000.
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"During the restructuring period, we have revised our business plan, reduced our cash needs and accelerated our progress toward cash flow break even," said Vanessa Wittman, chief financial officer of 360NETWORKS. "Our cash balance on November 23 exceeded $165 million, compared with our initial projected budget of less than $85 million for the companies under creditor protection."

"Working closely with our creditors and advisors, we continue to make progress on our reorganization," Wittman noted. "We are currently negotiating with several potential acquirers and investors, and have developed a stand-alone plan that requires no additional investment. Based on these developments, we expect to make a recommendation to our key creditors by early next year."

"Given that any potential transaction or reorganization would not occur before early 2002, we intend to seek a six-month extension to the orders providing us creditor protection in Canada and the United States, which are scheduled to expire in late December. We believe our lenders will support the extension applications," Wittman added.

ABOUT 360NETWORKS

360networks offers optical network services to telecommunications and data communications companies in North America. The company's optical mesh fiber network spans approximately 36,000 kilometers (22,000 miles) in the United States and Canada.

On June 28, 2001, the company and several of its operating subsidiaries voluntarily filed for protection under the Companies' Creditors Arrangement Act
(CCAA) in the Supreme Court of British Columbia. Concurrently, the company's principal U.S. subsidiary, 360networks (USA) inc., and 22 of its affiliates voluntarily filed for protection under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York. In October 2001, four operating subsidiaries that are part of the 360atlantic group of companies also voluntarily filed for protection in Canada. Insolvency proceedings for several subsidiaries of the company have been instituted in Europe and Asia.

For more information about 360networks, visit www.360.net.

This news release contains information about management's view of 360networks' future expectations, plans and prospects that constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, the doubt as to 360networks' ability as a going concern, risks associated with efforts to restructure the obligations of 360networks, risks associated with proceedings commenced by 360networks and its subsidiaries under the Companies' Creditors Arrangement Act in Canada and the United States Bankruptcy Code, competitive developments, risks associated with 360networks' growth, regulatory risks, and other factors. 360networks assumes no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in factors affecting such forward-looking statements.
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FOR MORE INFORMATION, PLEASE CONTACT:

Michelle Gagne
Director of corporate communications
360NETWORKS
604.648.7703
michelle.gagne@360.net

Nancy Bacchieri
Director of investor relations
360NETWORKS
206.239.4064
ir@360.net

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       360NETWORKS INC.

                                       By: /s/ VANESSA WITTMAN
                                           -----------------------
                                           Vanessa Wittman
                                           Chief Financial Officer

Date: November 30, 2001